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FORM 12b-25	SEC FILE NUMBER
001-32421

CUSIP NUMBER
NOTIFICATION OF LATE FILING	36116X102

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2019

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fusion Connect, Inc.
Full Name of Registrant

Fusion Telecommunications International, Inc.
Former Name if Applicable

420 Lexington Ave, Suite 1718
Address of Principal Executive Office (Street and Number)

New York, New York 10170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously reported, Fusion Connect, Inc. (the “Company”) filed a Form 12b-25 with the U.S. Securities and Commission (the “SEC”) on March 15, 2019 and an amendment to such Form 12b-25 on April 2, 2019 to indicate that the Company would not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) by the March 15, 2019 deadline or April 2, 2019 extension deadline, respectively, without unreasonable effort or expense.

As previously reported on the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2019 (the “April 2, 2019 Form 8-K”), the Company concluded that certain financial statements for the fiscal year ended December 31, 2017 and the quarters ended on June 30, 2018 and September 30, 2018 need to be restated (the “Restatement”) and should no longer be relied upon due to accounting errors identified at one of the companies acquired by the Company in connection with its merger with Birch Communication Holdings, Inc. on May 4, 2018. The determination was made upon the recommendation of the audit committee of the Company’s board of directors and after consultation with the Company’s independent auditors and management team.

As previously reported, on June 3, 2019, the Company and each of its U.S. subsidiaries (collectively, the “Debtors”) filed voluntary petitions (and the cases commenced thereby, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”). The Chapter 11 Cases are being jointly administered under the caption In re Fusion Connect, Inc., et al. (Case No. 19-11811). The Debtors are operating their businesses as “debtors in possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code.

On July 1, 2019, the Debtors filed the Joint Chapter 11 Plan of Fusion Connect, Inc. and Its Subsidiary Debtors (the “Plan”) and the related disclosure statement (the “Disclosure Statement”) with the Court. The Plan and Disclosure Statement are subject to approval by the Court. Once the Disclosure Statement is approved by the Court, the Plan will be solicited for approval by a vote of certain of the Company’s creditors, as described in the Disclosure Statement and the Plan.

As a result of these events, the considerable time and resources management must devote to the Chapter 11 Cases and the related administrative requirements, the Company has been unable to complete the preparation of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 (the “March 2019 Form 10-Q”) within its normal review cycle and has determined that it is unable to timely file its Form 10-Q without unreasonable effort or expense. At this time, the Company is unable to estimate when it will be able to complete and file its March 2019 Form 10-Q.

For additional information on the Company’s filing of the Plan and the Disclosure Statement and risk factors applicable to the Company, see the Company’s Current Report on Form 8-K filed on July 2, 2019, which is incorporated by reference herein.

Cautionary Statement Concerning Forward Looking Statements

This form includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. When used in this report, the words “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “could,” “shall,” “will,” “seeks,” “targets,” “future,” or other similar expressions or the statements that include those words, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements include, but are not limited to: statements relating to the Company’s ability to emerge from bankruptcy proceedings;statements relating to the timing of the completion of the audit procedures for the 2018 Form 10-K; statements relating to the timing of the filing of the 2018 Form 10-K, and the March 2019 Form 10-Q and other SEC filings.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and the Company’s actual results, performance or achievements could differ materially from future results, performance or achievements expressed in these forward-looking statements. These forward-looking statements are based on the Company’s current beliefs, intentions and expectations. These statements are not guarantees or indicative of future performance, nor should any conclusions be drawn or assumptions be made as to any potential outcome of Company’s bankruptcy proceedings. Trading in the Company’s securities during the Chapter 11 Cases is highly speculative and poses substantial risks. The Company therefore cautions readers against relying on these forward-looking statements.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements after the date of this form conform such statements to actual results or to changes in Company’s expectations, except as required by law. Please also refer to the “Risk Factors” in the Company’s Current Report on Form 8-K filed on July 2, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James P. Prenetta, Jr.	(212)	201-2400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☑
Form 10-K for the fiscal year ended December 31, 2018

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Information regarding the results of operations for the quarterly period ended March 31, 2019 will not be finalized until after the Company has completed its financial reporting processes for the 2018 Form 10-K and finalized the Restatement. A discussion of the preliminary estimated effects of misstatements and adjustments in connection with the Restatement was set forth in Item 4.02 of the April 2, 2019 Form 8-K.

Fusion Connect, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2019		By:	/s/ James P. Prenetta, Jr.
Name: James P. Prenetta, Jr.
Title: EVP and General Counsel